# FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



**Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934**

For the month of ______March______, 2002

______Mad Catz Interactive, Inc.______
(Translation of registrant's name into English)

______141 Adelaide Street West, Suite 400, Toronto, Ontario, Canada M5H 3L5______
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____√____ Form 40-F________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes________ No____√____

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

NEWS RELEASE TRANSMITTED BY CCN - A NEWSWIRE SERVICE OF ITG

FOR: GTR GROUP INC.

TSE SYMBOL: GTR
AMEX SYMBOL: GIG

NOVEMBER 13, 2000 - 11:47 EST

GTR Group Inc.: Conference Call Announcement

MONTREAL, QUEBEC--

WEDNESDAY NOVEMBER 15TH, 2000 at 4:30 P.M. EASTERN TIME

You are cordially invited to participate in a conference call to review the Company's results for the second quarter ended September 30th, 2000. The financial results will be released on Wednesday November 15th, 2000 at the close of trading on The Toronto Stock Exchange and the American Stock Exchange. The conference call will take place at 4:30 p.m. November 15th, 2000.

Present will be:

Mr. Peter Kozicz, President & Chief Executive Officer, and Mr. Lou Nagy, Chief Financial Officer. Prepared remarks will take approximately 20 minutes and will be followed by a question and answer period.

To participate in the conference call, you can call 1-800-361-1028 giving the operator your name, company name and the name of the company hosting the conference (GTR Group Inc.) at approximately 4:25 p.m. eastern time or at any time during the conference call. You can also listen only to the conference call on Q1234 at www.Q1234.com.

We thank you for your interest in GTR Group Inc. and look forward to your participation in the conference call.

ALTERNATIVELY: For those unable to participate, a recording of the call will be available from approximately 6:30 p.m. November 15th, 2000 until 12:00 a.m. November 22nd, 2000. To listen to this tape you can call 1-877-289-8525 and enter reservation number 74332#. The conference call will also be archived and available for listening at all times at www.Q1234.com.

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FOR FURTHER INFORMATION PLEASE CONTACT:
GTR Group Inc.
Mr. Peter Kozicz
President & Chief Executive Officer
(905) 799-4700

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mad Catz Interactive, Inc.
(Registrant)

Date: March 20, 2002

By: [signature]
(Signature)*
Geofrey Myers
Secretary

*Print the name and title of the signing officer under this signature.